May 20, 2021

Scott W. Lee

Attorney, Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Lee:

On March 9, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify U.S. Equity PLUS GTBC ETF (f/k/a Simplify U.S. Equity PLUS Bitcoin ETF) (the “Fund”) filed post-effective amendment no. 9 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add a new series to the Trust. On April 26, 2021, you provided comments by phone to Brian Doyle-Wenger. On May 19, 2021, you provided additional comments to Mr. Doyle-Wenger. Please find below a summary of those additional comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

Prospectus

Fund Name

Comment 1. The Staff continues to believe that the revised name of the Fund (Simplify U.S. Equity PLUS Bitcoin Strategy ETF) is misleading because the Fund is not investing in bitcoin but rather the Grayscale Bitcoin Trust. Please suggest a new name for the Fund. Please note that if the Fund would change its name to “Simplify U.S. Equity PLUS GBTC ETF,” it would resolve the Staff’s concerns.

Response. The Registrant agrees to change the Fund’s name to “Simplify U.S. Equity PLUS GBTC ETF.”

May 20, 2021

Principal Investment Strategy

Comment 2. If the Fund adopts the Staff’s suggested name, please revise the Fund’s 80% investment policy to include investments in the Grayscale Bitcoin Trust.

Response. The Registrant notes that it has revised the Fund’s 80% investment strategy to include investments in the Grayscale Bitcoin Trust (added text is underlined):

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. companies and cryptocurrencies (indirectly and solely through Grayscale Bitcoin Trust).

Comment 3. Please confirm whether the Fund will utilize its controlled foreign corporation for investments in anything other the Grayscale Bitcoin Trust.

Response. The Registrant confirms that the Fund only intends to use its controlled foreign corporation for investments in Grayscale Bitcoin Trust.

Principal Investments Risk

Comment 4. Please move valuation risk to the top of the Fund’s principal investment risks.

Response. The Registrant has made the requested revision.

Comment 5. With regard to the underlying fund risk disclosure – please confirm that the risks associated with investments in the underlying funds are disclosed.

Response. The Registrant confirms that risks associated with the Fund’s investments in the underlying funds are disclosed.

Comment 6. With respect to comment 11 of the Registrant’s response letter dated May 17, 2021, the Staff reminds the Fund that it is obligated to comply with Section 48(a) of the Investment Company Act of 1940, as amended i.e. that the Fund cannot do indirectly “through or by means of any other person” (i.e., the subsidiary) what it is prohibited from doing directly. Please update and reflect the Registrant’s representations given in response to comment 11 of the Registrant’s response letter dated May 17, 2021.

Response. The Fund, by investing in the CFC when viewed together with the Fund, will operate as though it is subject to the protections offered to investors in registered investment companies with respect to Sections 8 and 18 (regarding investment policies, capital structure and leverage), Section 15 (regarding investment advisory contracts). The Fund wholly owns and controls the CFC, and the Fund and CFC are both managed by the Fund’s adviser, making it unlikely that the CFC will take action contrary to the interests of the Fund or its shareholders. The Registrant’s Board has oversight responsibility for the investment activities of the Fund, including its investment in the CFC. Also, the Fund’s adviser in managing the CFC’s investment portfolio, is subject to the same investment restrictions and operational guidelines that apply to the management of the Fund, when viewed on a consolidated basis. On an aggregate basis with the Fund, the CFC complies with the provisions of the 1940 Act in Sections 8 and 18 (regarding investment policies, capital structure and leverage); the Fund’s adviser to the CFC, is SEC-registered each complies with the provisions of the 1940 Act in Section 15 (regarding investment advisory contracts). The Registrant has added the following disclosure:

The Fund expects to gain exposure to the commodities market indirectly by investing up to 15% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary, the Simplify U.S. Equity PLUS Bitcoin Cayman Fund (the “Subsidiary”), which is designed to enhance the ability of the Fund to obtain exposure to the commodities market consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies. The Subsidiary is advised by the Adviser. Unlike the Fund, the Subsidiary may invest without limitation indirectly in commodity investments, however, the Subsidiary is subject to the same investment restrictions and limitations on a consolidated basis and follows the same compliance policies and procedures, as the Fund.

May 20, 2021

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or Craig Foster at (614) 469-3280.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger